

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Ben Naccarato
Executive Vice President and Chief Financial Officer
Perma-Fix Environmental Services, Inc.
8302 Dunwoody Place, #250
Atlanta, Georgia 30350

> **Re: Perma-Fix Environmental Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 19, 2023**
> **File No. 333-272074**

Dear Ben Naccarato:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Purcell at 202-551-5351 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Jeanette Timmons